Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company : Montréal Exchange Inc.
Commission File No. 132-02637
Date: December 21, 2007

FORM 51-102F3
Material Change Report

Item 1.  Name and Address of Company

TSX GROUP INC.
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Item 2.  Date of Material Change

December 10, 2007

Item 3.  News Release

News releases were distributed on December 10, 2007 and December 12, 2007. A copy of the news releases are attached as Schedule “A” and Schedule “B”, respectively.

Item 4.  Summary of Material Change

TSX Group Inc. (“TSX Group”) and Montréal Exchange Inc. (“MX”) announced that they have entered into a Combination Agreement pursuant to which TSX Group will indirectly acquire all of MX’s outstanding common shares for total consideration of approximately 15.3 million TSX common shares and approximately $428 million in cash.

Item 5.  Full Description of Material Change

TSX Group and MX announced that they have entered into a combination agreement on December 10, 2007 (the “Combination Agreement”) pursuant to which TSX Group will indirectly acquire all of MX’s outstanding common shares for total consideration of approximately 15.3 million TSX common shares and approximately $428 million in cash.

Under the terms of the Combination Agreement, MX shareholders will receive, at the election of each holder:

▪
0.7784 of a common share of TSX Group (the equivalent of $39.00 as at the market close on November 28, 2007, being the last business day prior to the confirmation of combination discussions by both companies), or

▪	$39.00 in cash,

for each common share of MX, subject in each case, to proration.

After the effect of full proration, each MX shareholder will be entitled to receive 0.5 of a common share of TSX Group and $13.95 in cash.

The Combination Agreement was approved by both the Boards of Directors of TSX Group and MX. The Board of Directors of MX has agreed to recommend that the MX Shareholders vote in favor of the Amalgamation (as defined herein).

BMO Nesbitt Burns Inc. and Desjardins Securities Inc., financial advisors to TSX Group, have each delivered an opinion to the TSX Board of Directors, dated December 10, 2007, to the effect that, as at that date, and based upon the assumptions, limitations and considerations set forth in their respective opinions, the consideration to be paid under the Amalgamation is fair from a financial point of view to TSX Group.

Certain directors and officers of MX, who hold approximately 7.0% of MX common shares outstanding, have irrevocably agreed to vote their shares in favour of the Amalgamation. In addition, on December 12, 2007, NYMEX Holdings, Inc. (“NYMEX”), the largest shareholder of MX, holding approximately 10% of the outstanding MX common shares, agreed to support and vote in favour of the Amalgamation. NYMEX's agreement can be revoked if the Board of Directors of MX exercises the right to terminate the Combination Agreement in order to accept a superior proposal.

The combination will be effected by way of an amalgamation of MX with an indirect wholly-owned subsidiary of TSX Group under Part1A of the Companies Act (Québec) (the “Amalgamation”), requiring the approval of two-thirds of the votes cast by the shareholders of MX present at the meeting or represented by proxy. The management information circular containing the terms of the Amalgamation is currently expected to be mailed to holders of MX Shareholders on or about January 14, 2008. A special meeting will be held to consider the amalgamation on or about February 13, 2008. The Amalgamation will also be subject to any required minority approvals under securities laws and to regulatory approvals, including approvals of the Autorité des marchés financiers (“AMF”), the Competition Bureau, Toronto Stock Exchange, the United States Securities and Exchange Commission and to certain other customary conditions for an agreement of this nature.

The Amalgamation is expected to close in the first quarter of 2008. At the time of its next annual shareholders’ meeting following the effective date of the combination, TSX Group will propose changing its name to TMX Group Inc. (“TMX Group”).

The following description of certain terms of the Combination Agreement is a summary only. Reference is made to the Combination Agreement, a copy of which was filed on SEDAR by TSX Group on December 10, 2007. Unless otherwise defined herein, capitalized terms used below have the meaning ascribed in the Combination Agreement.

Undertakings

In the Combination Agreement, TSX Group and MX have agreed to certain undertakings that TSX Group will provide to the AMF, as well as certain matters that will form part of the regulatory recognition order relating to MX following the Amalgamation.

The AMF will continue as the lead regulator for MX’s operations, and TMX Group will remain subject to a 10% ownership restriction, amendments to which will require the approval of each of the AMF and the Ontario Securities Commission.

MX Non-Solicitation; Termination Fee

Subject to limited exceptions, MX has agreed in the Combination Agreement to certain provisions preventing it from soliciting additional Acquisition Proposals. The Combination Agreement also provides for the payment of a termination fee to TSX Group by MX of $45.7 million if the Amalgamation is not completed upon the occurrence of certain events, including if the MX terminates the Combination Agreement to accept a Superior Proposal.

Covenants; Representations and Warranties

TSX Group has agreed that prior to the Effective Date, TSX Group shall, and shall cause each of its subsidiaries to, conduct its business only in the usual and ordinary course of business consistent with past practice and not to undertake certain types of restricted activities or transactions unless MX otherwise agrees or unless otherwise expressly contemplated or permitted by the Combination Agreement. TSX Group has also made certain customary representations and warranties to the MX with respect to, among other things, corporate existence, corporate authorization, capitalization, no conflicts, governmental authorization, absence of certain changes, certain aspects of TSX Group’s assets and business, and adequacy of financing arrangements.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8.  Executive Officer

For further information please contact Michael Ptasznik, Chief Financial Officer, at (416) 947-4791.

Item 9.  Date of Report

December 13, 2007

SCHEDULE “A”

TSX GROUP AND MONTRÉAL EXCHANGE JOIN FORCES
TO CREATE TMX GROUP

•	Combination creates an integrated, multi-asset class exchange group
•	Combination strengthens Montréal’s position as the Canadian centre for derivatives expertise
•	MX shareholders to receive 0.5 of a common share of TSX Group and $13.95 in cash, after the effect of full proration
•	Represents $39.00 in value per MX common share based on the November 28, 2007 unaffected price of TSX Group common shares
•	Represents $42.56 in value per MX common share based on the December 7, 2007 closing price of TSX Group common shares
•	MX Board of Directors recommends that MX shareholders vote in favour of the combination

December 10, 2007 (MONTRÉAL and TORONTO) – Montréal Exchange Inc. (MX) and TSX Group Inc. (TSX Group) today announced that they have agreed to combine their organizations to create TMX Group Inc. (TMX Group), a leading integrated exchange group.

“This combination grows out of a common vision for the future of the Canadian capital markets. Customers in Canada and internationally will benefit from increased liquidity levels, accelerated product development, a fully diversified product suite, and superior technology,” said Richard Nesbitt, Chief Executive Officer of TSX Group. Luc Bertrand, President and Chief Executive Officer of the Montréal Exchange continued, “The new group will redefine the Canadian capital markets and strengthen its global positioning. TMX Group will list, trade, clear and offer market data for both cash and derivatives markets across multiple asset classes.”

“We are creating a new exchange group that builds on the respective strengths and successes of both organizations,” said Mr. Bertrand. “I am enthusiastic about the future of the derivatives markets that Montréal Exchange has been building for many years. Through this agreement, Montréal will remain the centre of Canada’s derivatives markets.”

“The combination is an important milestone in the development of the Canadian capital markets, delivering benefits to all market participants and the shareholders of both organizations,” said Mr. Nesbitt. “We believe that an integrated national exchange is the optimal solution to meet the evolving requirements of our broader customer base.”

The head office of TMX Group will be located in Toronto. The Board of Directors, with 18 members initially, will be chaired by Wayne Fox, the current chair of TSX Group. It will include five MX designated board members, including Mr. Bertrand. The agreement requires that 25% of the directors of TMX Group be residents of Québec.

The head office of MX and the derivatives trading and related product operations will remain in Montréal. The Canadian Derivatives Clearing Corporation (CDCC) will expand its clearing mandate and continue to have its head office in Montréal. MX will also continue to manage the Montréal Climate Exchange as it develops into a leading market for exchange traded environmental products in Canada. The Autorité des marchés financiers (AMF) will continue as the lead regulator for MX’s operations. TMX Group will remain subject to a 10% ownership restriction, amendments to which will require the approval of each of the Autorité des marchés financiers and the Ontario Securities Commission.

Under the terms of the agreement, Mr. Nesbitt will be the Chief Executive Officer and Mr. Bertrand will be the Deputy Chief Executive Officer of TMX Group. Mr. Bertrand will continue in his role as President and Chief Executive Officer of MX. He will also assume responsibility for information technology of the TMX Group.

Compelling Strategic Rationale for the Combination

The combination of TSX Group and MX will create a leading exchange group encompassing multiple asset classes and comprising a broad range of cash and derivatives operations. By bringing together their respective knowledgeable and experienced teams, TMX Group will have the resources and scale to develop and successfully market new capital markets products, high value data services and to offer an integrated clearing solution to an enlarged and international customer base. Furthermore, TMX Group expects strong prospects for growth outside of Canada, particularly in the U.S. via MX’s interest in Boston Options Exchange (BOX), to which TMX Group is strongly committed. This will place TMX Group in the best position to compete in today’s rapidly evolving and increasingly competitive global financial marketplace.

As an integrated exchange, MX offers trading and clearing of standardized financial derivatives products on its proprietary technology platform both in Canada and abroad, including through its significant ownership interest in BOX. MX’s trading volume in its core markets grew at a compound annual growth rate (CAGR) of 29% from 2002 to 2006. MX’s product portfolio is fully complementary to that of TSX Group, and with the combination, TSX Group is investing in a high growth business while further diversifying its revenue base.

TSX Group owns and operates Canada's pre-eminent equity markets that list more mining and oil & gas issuers globally than any other exchange group. Trading volume of the 3,942 issuers listed on its equity exchanges grew at a CAGR of 21% from 2002 to 2006. TSX Group also owns Natural Gas Exchange, a leading North American exchange for the trading and clearing of natural gas and electricity contracts, and Shorcan Brokers Limited, Canada's first fixed income inter-dealer broker.

The combination is expected to create significant value for TSX Group and MX shareholders through TMX Group’s enhanced growth profile and opportunity to realize meaningful synergies. Cost synergies of $25 million per annum are targeted. These synergies are expected to be achieved through optimizing technology platforms, rationalizing premises and data centres and reducing corporate costs. Depending on the closing date, synergies will be partially phased in during 2008, with most of the synergies expected to be realized in 2009. In addition, revenue synergies will be targeted through the development of new trading, clearing and market data products and by leveraging the broader platform across multiple asset classes.

“The transaction will result in a fully integrated marketplace creating a strong platform from which to continue our international expansion strategy,” said Wayne Fox, Chair of TSX Group. “We look forward to building on Montréal Exchange’s success and to contributing to the continued growth of Montréal’s financial sector.”

“The MX Board of Directors has approved entering into this transaction and recommends that MX shareholders vote in favour of the combination,” said Jean Turmel, Chairman of the Montréal Exchange. The agreement we have reached delivers significant shareholder value and will enhance Montréal’s position in the national and global derivatives business.”

Terms of the Agreement

MX and TSX Group have entered into a combination agreement (Agreement) pursuant to which TSX Group will indirectly acquire all of MX’s outstanding common shares for total consideration of 15.3 million TSX Group common shares and $428 million in cash.

Under the terms of the Agreement, MX shareholders will receive, at the election of each holder:
•
0.7784 of a common share of TSX Group (the equivalent of $39.00 as at the market close on November 28, 2007, being the last business day prior to the confirmation of combination discussions by both companies), or

•	$39.00 in cash,

for each common share of MX, subject in each case, to proration.

After the effect of full proration, each MX shareholder will be entitled to receive 0.5 of a common share of TSX Group and $13.95 in cash.

Those directors and officers of MX who hold approximately 7.0% of MX common shares outstanding, have irrevocably agreed to vote their shares in favour of the amalgamation.

Financial Parameters of the Arrangement

TSX Group plans to satisfy the cash portion of the purchase price and other transaction-related capital management initiatives through:

•	available cash on hand, and
•	a three-year $430 million term facility and a three-year $50 million revolving credit facility underwritten by BMO Capital Markets and Caisse Centrale Desjardins.

With this financing plan, TMX Group will move to a more efficient capital structure. Additionally, TMX Group may continue to make purchases under its existing normal course issuer bid (NCIB) and may, at its expiry, renew its NCIB to permit the repurchase of up to 10% of its pro forma common shares, subject to market circumstances and applicable regulatory requirements. TMX Group intends to continue TSX Group’s existing dividend policy.

In connection with TSX Group's existing NCIB announced on August 1, 2007, TSX Group will be terminating its pre-defined plan with its appointed broker that permits TSX Group to repurchase its common shares at times when TSX Group would ordinarily not be active in the market.

The combination is expected to be accretive to earnings per share before transaction amortization in 2009, provided the company repurchases the maximum number of common shares available under the NCIB.

Transaction Process

The combination will be effected by way of an amalgamation of MX with an indirect wholly-owned subsidiary of TSX Group under Part1A of the Companies Act (Québec), requiring the approval of two-thirds of the votes cast by the shareholders of MX. A special meeting will be held to consider the amalgamation on or about February 13, 2008. The combination will also be subject to any required minority approvals under securities laws and to regulatory approvals, including approvals of the AMF, the Competition Bureau, Toronto Stock Exchange, the United States Securities and Exchange Commission and to certain other customary conditions for an agreement of this nature.

The amalgamation is expected to close in the first quarter of 2008. At the time of its next annual shareholders’ meeting, TSX Group Inc. will propose changing its name to TMX Group Inc.

Other Transaction Terms

MX has agreed to pay TSX a termination fee of $46 million in certain circumstances if the amalgamation is not completed. The Agreement includes customary non-solicitation and right to match provisions. Full details of the amalgamation will be included in an information circular which will be mailed to MX shareholders on or about January 14, 2008.

Financial and Legal Advisors

BMO Capital Markets and Desjardins Securities acted as financial advisors to TSX Group. In addition, TSX Group’s Board of Directors received fairness opinions from the company’s financial advisors that the consideration to be provided under the amalgamation is fair from a financial point of view to TSX Group. UBS Securities acted as strategic advisor to TSX Group with respect to the international aspects of the transaction.

Citigroup Global Markets and National Bank Financial acted as financial advisors to MX. In addition, MX’s Board of Directors received fairness opinions from the company’s financial advisors that the consideration to be received under the amalgamation is fair from a financial point of view to MX shareholders.

Davies Ward Phillips & Vineberg acted as legal counsel to TSX Group and Ogilvy Renault acted as legal counsel to MX. Cleary Gottlieb Steen & Hamilton acted as U.S. counsel to TSX Group.

Non-GAAP Financial Measures

Earnings per share (EPS) before transaction amortization does not have a standardized meaning as prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We may present this measure in order to quantify the impact of combining TSX Group with MX on financial performance and cash flows. Management will use this measure to assess the effectiveness of combining organizations to serve customers and grow our business.

Forward-Looking Statements, Risks and Uncertainties

This press release contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments, synergies, and technological developments. Forward-looking statements are typically identified by words such as “believe”, “plan”, “outlook”, “anticipate”, “continue”, “estimate”, “may”, “will”, “should”, “could”, and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Neither TSX Group nor MX undertakes to update or revise any forward-looking statement that may be made from time to time by either of them or on either of their behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources, on a national or international basis; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our respective strategies; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX’s and CDCC’s clearing operations; the risks associated with the credit of our customers; our cost structures being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including TSX Group’s 2006 Annual MD&A and Annual Information Form, MX’s 2007 Non-offering Prospectus and other continuous disclosure documents filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission (“SEC”) which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

About TSX Group Inc.

TSX Group operates Canada’s two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country’s first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montréal, Winnipeg, Calgary and Vancouver.

About Montréal Exchange Inc.

MX is the Canadian derivatives exchange. MX offers trading in Canadian interest rate, index and equity derivatives. Clearing, settlement and risk management services are provided by an AA rated clearing house, the Canadian Derivatives Clearing Corporation, fully owned by the MX. MX’s integrated trading and clearing services are supported by a proprietary suite of exchange technologies, known as SOLA®. MX also has interests in: the Boston Options Exchange (BOX), a U.S. automated equity options market, for which MX is the technical operator; the Canadian Resources Exchange (CAREX), a new corporation created with NYMEX that is dedicated to developing the Canadian energy market; and the Montréal Climate Exchange (MCeX), a joint venture with the Chicago Climate Exchange®, aiming to establish the leading market for publicly traded environmental products in Canada.

Teleconference / Audio Webcast

MX and TSX Group will host a teleconference / audio webcast to discuss the transaction

Investor Conference Call

December 10 at 8:30 a.m.: Financial analysts’ teleconference.

In English:	514 861-4190 1-800-952-4972 (toll-free in North America)

In French: (simultaneous translation)	514 861-1531 1-877-461-2815 (toll-free in North America)

Replay:
A replay will be available until Monday, December 17, 2007. To access the replay, please dial 514 861-2272 or 1-800-408-3053. For English, enter passcode 3245469#. For French, enter passcode 3245470#.

Media Conference Call

December 10 at 10:00 a.m.: Media teleconference.

In English:	514 861-1681 1-866-225-0198 (toll-free in North America)

In French: (simultaneous translation)	514 861-4190 1-877-667-7766 (toll-free in North America)

Replay:
A replay will be available until Monday, December 17, 2007. To access the replay, please dial 514 861-2272 or 1-800-408-3053. For English, enter passcode 3245472#. For French, enter passcode 3245474#.

These teleconferences will be Webcast live and archived for 90 days on the MX website: www.m-x.ca as well as the TSX website: www.tsx.com.

The WEB links are :

8:30 a.m.

English:
http://events.startcast.com/events/launch.asp?EventID=7637FD19-6074-4BE8-9E39836A0350C82E
or
http://events.startcast.com/events/206/B0015

French:
http://events.startcast.com/events/launch.asp?EventID=A808A49A-01DD-4610-92D6AC9CDE538A80
or
http://events.startcast.com/events/206/B0016

10 :00 a.m.

English:
http://events.startcast.com/events/launch.asp?EventID=D8117E03-9D8C-4E6B-AE1654A7561D80E6
or
http://events.startcast.com/events/206/B0017

French:
http://events.startcast.com/events/launch.asp?EventID=63A14546-75ED-42AF-A5B1B20C2BBBFC1A

or
http://events.startcast.com/events/206/B0018

For further information please contact:

Steve Kee	Paul Malcolmson
Director, Corporate Communications	Director, Investor and Public Relations
TSX Group	TSX Group
(416) 947-4682	(416) 947-4317
steve.kee@tsx.com	paul.malcolmson@tsx.com

JeanCharles Robillard
Director, Investor Relations and Communications
Montréal Exchange
(514) 871-3551
jcrobillard@m-x.ca

SCHEDULE “B”

NYMEX ENTERS INTO AGREEMENT WITH TSX GROUP TO SUPPORT AND
VOTE IN FAVOUR OF COMBINATION WITH MONTRÉAL EXCHANGE

December 12, 2007 (TORONTO) –TSX Group Inc. (TSX Group) today announced that it has entered into a voting and support agreement with NYMEX Holdings, Inc. (NYMEX) by virtue of which NYMEX has agreed to support and vote in favour of the previously announced combination between TSX Group and Montréal Exchange Inc. (MX) to create TMX Group Inc., a leading integrated exchange group. NYMEX is the largest shareholder of MX, holding approximately 10% of the outstanding MX common shares. NYMEX's agreement can be revoked if the Board of Directors of MX exercises the right to terminate the combination agreement in order to accept a superior proposal.

TSX Group has previously announced that directors and officers of MX holding approximately 7% of the MX common shares, in the aggregate, have irrevocably agreed to vote their shares in favour of the combination.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission (“SEC”) which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

About TSX Group Inc.

TSX Group operates Canada’s two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country’s first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montréal, Winnipeg, Calgary and Vancouver.

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For further information please contact:

Steve Kee	Paul Malcolmson
Director, Corporate Communications	Director, Investor and Public Relations
TSX Group	TSX Group
(416) 947-4682	(416) 947-4317
steve.kee@tsx.com	paul.malcolmson@tsx.com

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